

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
29 Media Circle
Mediapolis 09-06
Singapore 138565

> **Re: BeLive Holdings**
> **Draft Registration Statement on Form F-1**
> **Submitted August 4, 2023**
> **CIK No. 0001982448**

Dear Kenneth Teck Chuan Tan:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 43

1.   We note that some key factors affecting your results of operations include attracting and retaining new and existing customers and your customer's ability to increase their own customer base. Please revise to quantify the key factors affecting your performance for the periods presented.

Liquidity and Capital Resources, page 47

2.   You disclose that current Singapore regulations permit your Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with Singapore accounting standards and regulations. You further disclose that as of December 31, 2022, none of the net assets of your subsidiary in Singapore were restricted net assets. Please clarify the accumulated profits and net assets of your Singapore subsidiary as of December 31, 2022. In this regard, your disclosures on page F-4 indicate that the Company has accumulated losses of S$ 19,264,424 as of December 31, 2022.

3.   Please discuss whether there are any limitations on cash transfers under the laws of Vietnam.

Our Customers, page 67

4.   We note your disclosure that your customers "primarily comprise renowned international brands and SMEs that are based in Asia, America, Europe, and Africa." Please revise your disclosure to clarify the types of entities that engage your services, and disclose whether your customers are concentrated in any industries. In addition, please tell us what consideration was given to providing a breakdown of revenues by geographic region. Further, we note your disclosure that 66% of your 2022 revenue was derived from customers representing greater than 10% of revenue. Please quantify the percentage of revenue each of those customers represent. Finally, provide risk factor disclosure regarding your customer concentration and reliance on certain customers.

Business
Intellectual Property, page 72

5.   Please disclose in which jurisdictions you have registered the "BeLive" trademark.

Related Party Transactions, page 92

6.   We note your disclosure regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Revenue Recognition, page F-30

7.   Revise your disclosures to clarify the specific services and products that you provide to customers in connection with your consultancy, installation, source code, miscellaneous

and revenue share arrangements, including whether any software licenses are included. Please also clarify if you account for each of these services as distinct performance obligations or whether you combine any performance obligations, and your basis for this determination. We refer you to ASC 606-10-25-19 through 25-22. Also clarify why you believe it is appropriate to recognize revenue over time rather than a point in time for each of your performance obligations.

8. Clarify more specifically how you measure the value of goods or services transferred to the customer relative to the remaining goods or services promised in measuring your progress towards satisfaction of the performance obligation. Also, please clarify the period over which revenue is generally recognized for your arrangements. Revise your disclosures accordingly.

20. Convertible Loans, page F-48

9. You disclose that on September 18, 2021, the CL 2 holder converted all the CL 2 into the ordinary shares of BeLive SG. Please revise your disclosure to clarify whether the S$ 600,000 CL 1 loan was also converted or redeemed. Otherwise, please clarify the remaining balance outstanding and how it is reflected on your balance sheet as of December 31, 2022.

22. Financial Risk Management and Fair Value of Financial Instruments, page F-51

10. Your disclosure indicates that if amounts are greater than 90 days past due, your basis for recognizing expected credit losses is Lifetime ECL – credit impaired. However, your disclosure on page F-53 indicates that you have not recorded any loss allowance for balances greater than 90 days past due. Please clarify your loss allowance policy with respect to these balances and how you considered the past due status in determining your allowance as of December 31, 2022. Also, clarify the portion of your trade receivables outstanding as of December 31, 2022 that has been received subsequent to year end for each past due category.

General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Henry Schlueter